Exhibit (a)(15)


                                Press Release

                      TREDEGAR COMPLETES SELF-TENDER OFFER

       Richmond, Va., February 16, 1998--Tredegar Industries (NYSE:TG) announced that, based on a preliminary count, it expects to purchase approximately 500,000 shares of its common stock for $65 per share, in accordance with the terms of its "Dutch auction" self-tender offer. The offer expired February 13 at midnight. After purchasing the tendered shares, Tredegar will have approximately 11.9 million shares of common stock outstanding.

      Under a standing authorization from its board of directors, Tredegar can purchase (after March 2) an additional 885,000 shares on the open market or in privately negotiated transactions at prices management deems appropriate.

     Tredegar has offered to purchase up to 1,250,000 shares at prices, specified by shareholders, ranging from $58 to $65 per share.

      Payment for the shares properly tendered and accepted will be made as soon as practicable.

      Tredegar Industries is a manufacturer of plastics and aluminum extrusions with interests in drug discovery and other emerging technologies.